Mail Stop 4561
Via fax – (952) 890-7451

January 27, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re:** **DigitalTown, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2008**
> **Filed May 27, 2008**
> **Form 10-Q for the Quarterly Period Ended August 31, 2008**
> **Filed October 14, 2008**
> **Forms 10-Q/A for the Quarterly Period Ended May 31, 2007 and**
> **August 31, 2007**
> **Filed January 14, 2008**
> **Form 8-K Filed August 18, 2008**
> **File no. 0-27225**

Dear Mr. Pomije:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

General

1.   We note that DigitalTown filed a Form S-8 on December 5, 2006. Tell us what consideration your independent auditors gave to including a consent in DigitalTown's Form 10-K for incorporation of their audit opinion in this open registration statement.

Item 1. Business, page 1

2.   You should expand the discussion of your business, both here and in the Management's Discussion and Analysis section. Although you indicate that you plan to develop a social-networking portal, you should include a discussion of the status of DigitalTown's efforts to develop its new business, timing expectations, plans for generating material revenues, and challenges and risks faced by DigitalTown in executing the business plan. Additionally, subsequent reports should update this information to provide investors with current information regarding the status of DigitalTown's development including, but not limited to, any successes or failures in implementing DigitalTown's business plan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

3.   Expand your "Company Overview" to include a discussion of the status of DigitalTown's efforts to develop its new business, economic or industry-wide factors relevant to DigitalTown, to inform the reader about how DigitalTown intends to earn income and generate cash and provide insight into material opportunities, challenges and risks, on which DigitalTown's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Refer to Release No. 33-8350.

Liquidity and Capital Resources, page 7

4.   In your 10-K and most recently filed 10-Q, you state only that you believe your current cash reserves and amounts you expect to collect on outstanding stock subscription receivables should be sufficient to enable you to operate for the next 12 months. Your liquidity section should include a discussion of your known material cash requirements on a going forward basis including, but not limited to, monthly operating expenses. Refer to Section IV. A. of Release No. 34-48960. Further, in computing the period of future operations for which you believe you have resources to fund, only current and contractually committed resources

should be included. For example, including the proceeds from the sale of future securities for which you do not have enforceable agreements is not appropriate.

5.   You state that you entered into stock subscription agreements pursuant to which you receive stock subscription receivables, and that you may experience liquidity and cash flow problems if you are not able to collect on your stock subscription receivables as needed. The Management's Discussion and Analysis section, along with your Business section, should discuss the material terms of these agreements. Further, it appears these agreements should be filed as exhibits to your reports. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

6.   It appears that DigitalTown has a participating interest in the sale proceeds of the investors from the stock subscription agreements. Please tell us the circumstances under which these securities were issued and the nature of the arrangement between DigitalTown and the investors.

Report of Management on Internal Control over Financial Reporting, page 11

7.   You disclose in your Form 10-K that management has already begun to initiate measures to remediate the identified material weaknesses. In future filings, when you refer to remediation of material weaknesses, please more specifically describe the plan you have developed to remediate the deficiencies you have identified, provide an estimated timetable for remediation, discuss the remediation activities during the period reported upon, and describe the estimated material costs of the remediation and the anticipated sources of funding and the effect of those demands upon your financial resources.

8.   Reconcile your disclosure that states you intend to, and have already begun to, initiate measures to remediate the identified material weaknesses in your internal control over financial reporting with the statements in the 10-K and each subsequent 10-Q indicating that there has been no change in the internal controls over financial reporting during the applicable period.

9.   Tell us when the material weaknesses were identified, by whom they were identified and when the material weaknesses first began.

Item 10. Directors and Executive Officers of the Registrant, page 14

10.   Future filings should briefly describe the business experience during the past five years of each director, executive officer, person nominated or chosen to become a director or executive officer, and each person named in answer to paragraph (c) of Item 401 of Regulation S-K, including each person's principal occupations and employment during the past five years. Refer to Item 401(e)(1) of Regulation S-

K. We note that the business experience for Messrs, Gramstad, Davis, McNally and Hall for the past five years has not been provided.

11.   Future filings should list the ages of all directors of DigitalTown. Refer to Item 10 of Form 10-K and Item 401(a) of Regulation S-K.

12.   Future filings should provide the information required by Item 406 of Regulation S-K. Refer to Item 10 of Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 18

13.   You indicate your beneficial ownership table sets forth information with respect to, among other things, the number of shares of common stock beneficially owned by each shareholder known by DigitalTown to own beneficially 10% or more of DigitalTown common stock. Your table should include any person (including any "group" as that term is used in section 13(d)(3) of the Securities Exchange Act of 1934) who is the beneficial owner of more than 5% of any class of your voting securities. Refer to Item 403(a) of Regulation S-K. Please confirm, if true, that your table includes any person (including any "group") who is the beneficial owner of more than 5% of any class of your voting securities.

14.   In your beneficial ownership table, indicate by footnote or otherwise the portion of the beneficially owned shares such listed beneficial owner has the right to acquire, as specified in Rule 13d-3(d)(1) under the Securities and Exchange Act of 1934. We note that certain of the shares that are beneficially owned appear to be shares which may be acquired through the exercise of options. Refer to Instruction 1 of Instructions to Item 403 of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 18

15.   You state that DigitalTown leases from a director space used for offices and operations, and that the future rent obligations of this lease totaled $120,575. For transactions with related persons where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years, you must disclose the name of the related person. Refer to Item 404(d)(1) of Regulation S-K. Further, you must file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Item 15. Exhibits, Consolidated Financial Statement Schedules

(b) Exhibits, page 21

16.   We note that Tiger Media is a wholly owned subsidiary of DigitalTown, but that
        you have not filed a list of your subsidiaries as an exhibit to your Form 10-K.
        Form 10-K requires you to list all subsidiaries, the state or other jurisdiction of
        incorporation or organization of each, and the names under which such
        subsidiaries do business. Refer to Item 15(a)(3) of Form 10-K and Item
        601(b)(21)(i) of Regulation S-K and amend you filing to include the omitted
        exhibit.

Signatures, page 21

17.   Form 10-K must be signed by, among others, the principal financial officer or
        officers, the controller or principal accounting officer, and by at least the majority
        of the board of directors or persons performing similar functions. Refer to
        General Instructions D(2)(a) of Form 10-K. Amend your Form 10-K to include
        the required signatures.

Consolidated Statements of Operations, page 25

18.   Please provide the calculations to support the basic and diluted weighted average
        common shares outstanding used in your loss per share calculations. In this
        regard, tell us how you factored the subscription shares in your calculations and
        specifically how you applied the guidance in paragraph 64 of SFAS 128 in your
        calculations.

Note 3. Intangible Assets, page 32

19.   We note that DigitalTown has capitalized costs associated with domain names
        with a net carrying value of $602,194 and $751,375 at February 29, 2008 and
        August 31, 2008, respectively. Please explain further how you considered the
        guidance in paragraph 11 of SFAS 142 in determining the useful life of the
        domain names is deemed to be indefinite. Specifically address how you
        considered the effects of demand, competition, and other economic factors in your
        analysis. Also, please explain further how you analyze these assets for potential
        impairment. In this regard, please provide the significant assumptions used in
        your cash flow analysis and tell us how you determined such assumptions given
        DigitalTown's limited history and lack of revenues, to date.

Form 10-Q for the Quarterly Period Ended August 31, 2008

Item 4. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 17

20.   Your disclosure does not appear to fully address whether your disclosure controls
        and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are
        effective. The rule requires that the disclosure controls and procedures be
        "designed to ensure that information required to be disclosed by the issuer in the
        reports that it files or submits under the Act…is recorded, processed, summarized
        and reported, within the time frames specified in the Commission's rules and
        forms," and that they also be designed to ensure that "information required to be
        disclosed by an issuer . . . is accumulated and communicated to the issuer's
        management . . . as appropriate to allow timely decisions regarding required
        disclosure." Please confirm, if true, that your disclosure controls and procedures
        for the relevant period met all of the requirements of Rule 13a-15(e). This
        comment also applies to your 10-Q for the quarter ended May 31, 2008.

21.   In light of the fact that as of February 29, 2008, management determined that your
        disclosure controls and procedures were not effective due to the identification of
        material weaknesses in your internal controls over financial reporting, and
        considering you indicate that there have been no changes in your internal control
        over financial reporting during the fiscal period covered by this report, disclose in
        reasonable detail the basis for your officers' conclusions that DigitalTown's
        disclosure controls and procedures were nonetheless effective. This comment
        also applies to your 10-Q for the quarter ended May 31, 2008.

22.   We note your disclosure that "there have been no significant changes in internal
        control over financial reporting that occurred during the fiscal period covered by
        this report that have materially affected or are reasonably likely to materially
        affect the Company's internal control over financial reporting." The standard to
        be applied in determining whether to report changes in your internal control over
        financial reporting is set forth in Item 308(c) of Regulation S-K, and is not
        conditional upon a change being "significant". Revise to state clearly, if correct,
        that there were no changes in your internal control over financial reporting that
        occurred during this quarter that have materially affected, or are reasonably likely
        to materially affect, your internal control over financial reporting. This comment
        also applies to your 10-Q for the quarter ended May 31, 2008.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 18

23.   We note that DigitalTown issued unregistered securities during the quarter ended
        August 31, 2008. Your discussion of sales of unregistered securities should
        include all the information required by Item 701 of Regulation S-K. Refer to Item
        2(a) of Form 10-Q. Please tell us what consideration you gave to Item 701(d) of
        Regulation S-K in discussing your sales of securities during this quarter. This
        comment also applies to your discussion of sales of unregistered securities in your
        10-Qs for the periods ended May 31, 2008 and November 30, 2007.

Form 8-K Filed August 18, 2008

Item 9.01 Financial Statements and Exhibits

24.   Your Form 8-K states that the press release of August 11, 2008 is attached as
        Exhibit 99. However, a review of your filing indicates no exhibit was filed
        therewith. Please tell us why Exhibit 99 was not filed with this Form 8-K.

Forms 10-Q/A for the Quarter Period Ended May 31, 2007 and August 31, 2007

25.   We note that you have amended your Forms 10-Q for the quarters ended August
        31 and May 31, 2007 to record stock options originally granted on May 31, 2007
        that were not previously recorded. Please tell us why you did not file an Item
        4.02 Form 8-K.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Kathleen Collins
Accounting Branch Chief